Exhibit 21

PGI INCORPORATED

SUBSIDIARIES

	State of Incorporation	Relationship

Sugarmill Woods, Inc.	Florida	Wholly owned (1)
Burnt Store Marina, Inc.	Florida	Wholly owned (1)
Punta Gorda Isles Sales, Inc.	Florida	Wholly owned (1)
Burnt Store Utilities, Inc.	Florida	Wholly owned (1)
Gulf Coast Credit Corporation	Florida	Wholly owned (1)

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(1)        Included in the Company’s consolidated financial statements.